SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Upstream Worldwide, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

916787 104
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916787 104	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 14,459,588 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,575,705 (2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 14,459,588 (1)
WITH	8	SHARED DISPOSITIVE POWER 6,575,705 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,035,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON* IN - Individual

(1)
Represents 14,269,588 shares of common stock held individually by the reporting person and 190,000 shares of common stock underlying Series B Preferred Stock (“Series B”) and warrants to purchase common stock.  Does not include an additional 33,560,000 shares of common stock issuable upon the conversion of Series B and warrants which contain a blocker provision under which the reporting person can only convert the Series B or exercise his warrants to a point where he would beneficially own a maximum of 9.99% of the Company’s outstanding shares (the “Blocker”).

(2)	Represents shares of common stock held jointly with the reporting person’s wife.

(3)
If not for the Blocker, the reporting person would own in excess of 9.99% of the outstanding shares of common stock. Based upon 210,165,563 shares outstanding as of December 31, 2010, plus 190,000 shares underlying derivatives exercisable within 60 days.

CUSIP No. 916787 104	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: Upstream Worldwide, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 200 E. Broward Blvd., Suite 1200, Ft. Lauderdale, FL 33301

Item 2.

(a)	Name of Person Filing: Michael Brauser
(b)	Address of Principal Business Office or, if none, Residence: 4400 Biscayne Boulevard, Suite 850, Miami, FL 33137
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 916787 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

/s/ Michael Brauser
Signature

Michael Brauser
Name